

Mail Stop 4720

December 18, 2015

Dennis J. Zember, Jr.
Executive Vice President & Chief Financial Officer
Ameris Bancorp
310 First St., S.E.
Moultrie, GA 31768

> **Re:** **Ameris Bancorp**
> **Registration Statement on Form S-4**
> **Filed December 7, 2015**
> **File No. 333-208355**

Dear Mr. Zember:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your disclosure that the merger is subject to a price floor. We also note the "Termination Rights and Merger Consideration Adjustment; Termination Fee" disclosure on page 90. For consistency, please revise your disclosure here to indicate that if the two pricing conditions described on page 91 are met, then JAXB may terminate the merger agreement, and once the right of termination has been exercised, then ABCB would have the option of increasing the consideration payable to JAXB shareholders by increasing the exchange ratio or by paying them cash merger consideration. Please advise whether the number of shares subject to registration contemplates the shares of common stock ABCB may issue in connection with the increase of the exchange ratio if JAXB exercises its termination right.

Proposal 1 – The Merger Proposal

Opinion of Our Financial Advisor, page 64

2.   Please disclose the amount payable by Jacksonville Bancorp to Hovde Group upon completion of the merger (i.e. the "completion fee") as required by Item 4(b) of Form S-4.

The Merger Agreement

Explanatory Note Regarding the Merger Agreement, page 73

3.   Please delete the last sentence of the first paragraph since the language appears to represent an inappropriate limitation on reliance on the representations and warranties in the merger agreement, which constitute disclosure for purposes of the registration statement. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005) for further guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Jody Spencer
        Rogers & Hardin LLP